                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   SCHEDULE 14D-1*
                                   AMENDMENT NO. 1
            Tender Offer Statement Pursuant to Section 14(d)(1) of the
                           Securities Exchange Act of 1934

                               UNIFORCE SERVICES, INC.
                          (Name of Subject Company [Issuer])

                                 COMFORCE CORPORATION
                                       (Bidder)

                            Common Stock, $0.01 par value
                            (Title of class of securities)

                                      904724101
                        (CUSIP number of class of securities)

                                Christopher P. Franco
                               Chief Executive Officer
                                 COMFORCE Corporation
                                  2001 Marcus Avenue
                            Lake Success, New York  11092
                              Telephone:  (516) 328-7300
             (Name, address and telephone number of person authorized to receive notices and communications on behalf of bidder)
                                   with a copy to:
                                David G. Edwards, Esq.
                  Doepken Keevican & Weiss, Professional Corporation
                                58th Floor, USX Tower
                                   600 Grant Street
                                 Pittsburgh, PA 15219
                              Telephone:  (412) 355-2743

                              Calculation of Filing Fee

           Transaction Valuation(1)                Amount of filing fee(2)
              $98,256,245                            $19,651.25
___________
(1) For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,038,543 shares of Common Stock, $.01 par value, of Uniforce Services, Inc. for $28 per share in cash and 0.5217 shares of Common Stock, par value $0.01 per share, of COMFORCE Corporation ("COMFORCE Common Stock") at the average per share price of $8.3125 representing the average of the high and low prices of COMFORCE Common Stock listed on the American Stock Exchange on October 23, 1997.

(2) The amount of the filing fee equals 1/50th of one percent of the aggregate value of cash and securities offered by COMFORCE Corporation for such number of shares.

* This Statement is also being filed to satisfy the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: $19,652       Filing Party: COMFORCE Corporation
      Form or Registration No.: Schedule 14D-1     Date Filed: October 27, 1997

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1) Names of Reporting Persons  S.S. or I.R.S. Identification No. of above
   Persons

   COMFORCE Corporation 36-2262248

2) Check the Appropriate Box if a Member of a Group  [   ]  (a)  [   ]  (b)

3) SEC Use Only ______________________________________________________

4) Source of Funds

   WC, BK, OO

5) [ ] Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)

6) Citizenship or Place of Organization

   Delaware

7) Aggregate Amount Beneficially Owned by Each Reporting Person

   None

8) [ ]  Check Box if the Aggregate Amount in Row 7 Excludes Certain Shares

9) Percent of Class Represented by Amount in Row 7

   -0-%

10) Type of Reporting Person

    CO

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    This Amendment No. 1 to the Schedule 14D-1 of COMFORCE Corporation with respect to its offer to purchase any and all of the outstanding shares of common stock of Uniforce Services Inc. is being filed to reflect the content of the Prospectus Supplement, dated November 19, 1997 (the "Supplement") as follows:

ITEM 1.  SECURITY AND SUBJECT COMPANY.

(a) The name of the subject company is Uniforce Services, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 415 Crossways Park Drive, Woodbury, NY 11792.

(b) This Statement on Schedule 14D-1 relates to the offer by COMFORCE Corporation (the "Offeror") a Delaware corporation, to purchase all of the outstanding shares of common stock, $0.01 par value (the "Shares"), of the Company at a price per share (the "Per Share Amount") of $28.00 in cash net to the Seller, without interest thereon and 0.5217 shares of COMFORCE Common Stock upon the terms and subject to the conditions set forth in the Prospectus/Proxy Statement, dated October 27, 1997 (the "Prospectus"), the Supplement, and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). According to the Company's Quarterly Report on Form 10-Q for the quarter ended as of September 30, 1997, filed with the Securities and Exchange Commission pursuant to the Exchange Act, as of November 11, 1997, there were 3,038,543 shares Common Stock issued and outstanding. The information set forth under the heading "The Transactions - The Tender Offer" of the Prospectus annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

(c) The information set forth under the heading "Comparative Market Prices and Dividends - Uniforce" of the Prospectus is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(d) This Statement is being filed by the Offeror. The information set forth under the heading "The Companies - COMFORCE" of the Prospectus is incorporated herein by reference.

(e) and (f)   During the last five years, none of the Offeror, its executive officers or directors, or any person controlling the Offeror
              (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

(a)-(b) The Offeror has not engaged in any transactions with the Company or its affiliates, executive officer and directors in the past three years except for the Offer and related transactions. The information set forth under the heading "Background and Purpose of the Transactions" of the Prospectus is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) The information set forth under the heading "The Financing" of the Prospectus as amended by the Supplement is incorporated herein by reference. COMFORCE intends to repay such borrowing from operations or possibly by refinancing although it has no present plans with respect to a refinancing.

(c)      Not applicable.


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ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

(a)-(e) The information set forth under the headings "Background and Purpose of the Transactions," "The Transactions - The Tender Offer" and "The Transactions - The Merger" of the Prospectus is incorporated herein by reference.

(f)-(g) The information set forth under the heading "The Transactions - Effect of the Offer and the Merger on the Market for Shares; Stock Quotation, Registration Under the Exchange Act" of the Prospectus is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) The information set forth under the headings "The Special meeting -Stockholder Agreement" and "The Transactions - Interests of Certain Persons in the Transactions" of the Prospectus is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under the headings "The Special meeting -Stockholder Agreement" and "The Transactions - Interests of Certain Persons in the Transactions" of the Prospectus is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under the heading "Opinion of Financial Advisor" and "The Transactions - The Tender Offer" of the Prospectus is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under the heading "COMFORCE Corporation and Subsidiaries Unaudited Pro Forma Financial Statements" and "Comparative Per Share Data" of the Prospectus is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

(a)      Not applicable.

(b)-(c) The information set forth under the heading "The Transactions - Certain Regulatory Matters" of the Prospectus is incorporated herein by reference.

(d)      Not applicable.

(e)      Not applicable.

(f) The information set forth in the Prospectus, the Supplement and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)   Prospectus/Proxy Statement, dated October 27, 1997.*


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(a)(2)   Letter of Transmittal.*

(a)(3)   Notice of Guaranteed Delivery. *

(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(7)   Text of Press Release, dated October 27, 1997, issued by the Offeror.*

(a)(8)   Chairmen's Letter, dated October 27, 1997.*

(a)(9)   Prospectus Supplement, dated November 19, 1997.

(a)(10)  Text of Press Release, dated November 19, 1997.

(a)(11)  Copy of Current Report on Form 10-Q of Uniforce Services, Inc.*

(b)(1) Purchase Agreement, dated November 19, 1997 between COMFORCE Operating, Inc. and Natwest Capital Markets Limited regarding 12% Senior Notes due 2007.**

(b)(2) Purchase Agreement, dated November 19, 1997 between COMFORCE Corporation and NatWest Capital Markets Limited regarding 15% Senior Secured PIK Debentures due 2009.**

(b)(3)   Commitment Letter, dated November 18, 1997, from Heller Financial, Inc.

(c)(1) Agreement and Plan of Merger, dated as of August 13, 1997, by and between Offeror, COMFORCE Columbus, Inc., a wholly-owned subsidiary of the Offeror and the Company.*

(c)(2) Shareholder's Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P.*

(c)(3) Registration Rights Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P.*

(d)      Opinion of Doepken Keevican & Weiss Professional Corporation.*

(e)(1)   Prospectus/Proxy Statement filed as Exhibit (a)(i) above.*

(e)(2)   Prospectus Supplement filed as Exhibit (a)(9) above.

(f)      Not applicable.

*  Previously filed
** To be filed by amendment

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

                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 1997


                                       COMFORCE CORPORATION

                                       By: /s/ Christopher P. Franco
                                           __________________________
                                           Christopher P. Franco
                                           Chief Executive Officer


                                     [6]

                                    EXHIBIT INDEX



Exhibit
Number    Description


(a)(1) Prospectus/Proxy Statement, dated October 27, 1997 (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(2) Letter of Transmittal (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(3) Notice of Guaranteed Delivery (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(4) Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(5) Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(7) Text of Press Release, dated October 27, 1997, issued by the Offeror (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(8) Chairmen's Letter, dated October 27, 1997 (included as an exhibit to Schedule 14D-1 filed by COMFORCE Corporation on October 27, 1997 and incorporated herein by reference).

(a)(9)    Prospectus Supplement, dated November 19, 1997.

(a)(10)   Text of Press Release, dated November 19, 1997.

(a)(11) Current Report on Form 10-Q of Uniforce Services, Inc. (filed on November 11, 1997).

(b)(1) Purchase Agreement, dated November 19, 1997 between COMFORCE Operating, Inc. and Natwest Capital Markets Limited regarding 12% Senior Notes due 2007.**

(b)(2) Purchase Agreement, dated November 19, 1997, between COMFORCE Corporation and NatWest Capital Markets Limited regarding 15% Senior Secured PIK Debentures due 2009.**

(b)(3)    Commitment Letter, dated November 18, 1997 from Heller Financial,
          Inc.

(c)(1) Agreement and Plan of Merger, dated as of August 13, 1997, by and between the Offeror, COMFORCE Columbus, Inc. and the Company (included as an exhibit to Current Report on Form 8-K filed by COMFORCE Corporation on August 20, 1997 and incorporated herein by reference).


** To be filed by amendment.
                                      [7]

(c)(2) Shareholder's Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P. (included as an exhibit to Current Report on Form 8-K filed by COMFORCE Corporation on August 20, 1997 and incorporated herein by reference).

(c)(3) Registration Rights Agreement, dated as of August 13, 1997, by and among COMFORCE Corporation, COMFORCE Columbus, Inc., John Fanning and Fanning Asset Partners, L.P. (included as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on October 24, 1997 and incorporated herein by reference).

(d) Opinion of Doepken Keevican & Weiss Professional Corporation (included as an exhibit to Amendment No. 2 to Registration Statement on Form S-4 filed by the Company on October 24, 1997 and incorporated herein by reference).

(e)(1) Prospectus/Proxy Statement, dated October 27, 1997 (filed as Exhibit (a)(1) above).

(e)(2)    Prospectus Supplement, dated November 19, 1997 (filed as Exhibit
          (a)(9) above).


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